EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of earnings before income tax expense equity investments and minority interest plus fixed charges, amortization of capitalized interest, and distributed income of equity investees, less interest capitalized. “Fixed charges” consist of interest expense (including amortization of deferred financing costs, premiums, and discounts), amortization of capitalized expenses related to indebtedness, plus two-thirds of rental expense (this portion is considered to be representative of the interest factor), and are computed as follows:

	As of and for Year Ended December 31,
	(in thousands)
	2002	2003	2004	2005	2006
Earnings:
Pre-tax income (loss) before equity in investments and minority interest	$2,721	$22	$3,989	$(3,456)	$(10,919)
Add:Fixed charges	18,943	20,868	20,890	23,858	33,639
Add:Amortization of capitalized interest	59	62	65	67	71
Add:Distributions from equity investees	126
Less:Interest capitalized		(140)	(110)	(106)	(154)

Total Earnings	$21,849	$20,812	$24,834	$20,363	$22,637

Fixed Charges
Interest expense	$18,489	$20,135	$20,074	$22,833	$31,905
Interest capitalized		140	110	106	154
Estimated interest on rental expense	454	593	706	919	1,580

Total Fixed Charges	$18,943	$20,868	$20,890	$23,858	$33,639

Ratio of Earnings to Fixed Charges (unaudited)(1)	1.15x	1.00x	1.19x	0.85x	0.67x

(1)                                 For the years ended December 31, 2005 and 2006, we had a deficiency of $3,495 and $11,002, respectively, in earnings to fixed charges.